Act II Global Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

April 23, 2019

VIA EDGAR

Daniel Gordon

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Act II Global Acquisition Corp.
Registration Statement on Form S-1
Filed April 5, 2019, as amended
File No. 333-230756

Dear Mr. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Act II Global Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Thursday, April 25, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ John Carroll
John Carroll
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP